Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V.
Schedule of Ratio of Earnings to Fixed Charges
(in thousands of U.S. dollars, except ratio data)

	Successor		Predecessor
	Nine Months		Three Months
	Ended		Ended
	December 31, 2005		March 31, 2005	Predecessor
	2005		2005	2004	2003	2002	2001
Income (loss) before income taxes and minority interest	$85,377		$(789)	$(5,257)	$(17,253)	$45,939	$101,276

Equity Method	1,466		—	(41)	(282)	(1,269)	—

VAT/PUT Settlement	(141,035)		—	—	—	—	—

Interest expenses on indebtedness	70,402		25,616	102,706	103,818	93,705	81,611

Amortization of capitalized interest	1,803		1,614	6,994	6,413	6,073	4,431

Portion of rents representative of an appropriate interest factor	14,971		4,592	18,015	18,791	18,421	17,889

Income (loss) before income taxes and minority interest adjusted	$32,984		$31,033	$122,418	$111,487	$162,869	$205,207

Fixed charges:

Interest expenses on indebtedness	70,402		25,616	102,706	103,818	93,705	81,611

Amortization of capitalized interest	1,803		1,614	6,994	6,413	6,073	4,431

Portion of rents representative of an appropriate interest factor (1)	14,971		4,592	18,015	18,791	18,421	17,889

Total fixed charges	$87,176		$31,822	$127,716	$129,022	$118,199	$103,931

Ratio of earnings to fixed charges	N/A	*	1.0	1.0	N/A *	1.4	2.0

*	For 2003 and for the nine months ended December 31, 2005, our earnings were insufficient to cover fixed charges by $17.5 million, and $54.2 million, respectively.

(1)	Rents represent one-third of rents expense.